As filed with the Securities and Exchange Commission on
                     February ___, 2002

                                  REGISTRATION NO. 000-32927

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                     Amendment No. 1 to

                         FORM 10-SB
       General Form For Registration Of Securities Of
                   Small Business Issuers
Under Section 12(B) Or (G) Of The Securities Exchange Act Of 1934


              Iowa Industrial Technologies Inc.
       (Name of Small Business Issuer in its charter)

        Nevada                 6770                        76-0616467
(State or other jurisdiction of    (Primary Standard
 incorporation or organization)     Industrial          (IRS Employer
                                    Classification     Identification No.)
                                    Code Number)

                     2400 Loop 35, #1502
                     Alvin, Texas 77512
   (Address, including postal code, of principal executive
                          offices)

                       (281) 331-5580
           (Telephone number, including area code)

 Securities Registered pursuant to Section 12(b) of the Act:
                            None

 Securities Registered pursuant to Section 12(g) of the Act:
               Common Stock, $0.001 Par Value


      Agent for Service:                With a Copy to:
  John T. Bauska, President            James L. Vandeberg
Iowa Industrial Technologies Inc.   Ogden Murphy Wallace, P.L.L.C.
      2400 Lop 35, #1502             1601 Fifth Ave., Suite 2100
      Alvin, Texas 77512               Seattle, Washington 98101
        (281) 331-5580                       (206) 447-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                      TABLE OF CONTENTS

                                                                    Page
PART I

Item 1.  Description of business                                      1

Item 2.  Management's discussion and analysis or plan of
operation                                                             7

Item 3.  Description of property                                      9

Item 4.  Security ownership of certain beneficial owners and
management                                                            9

Item 5.  Directors and executive officers, promoters and
control persons                                                      10

Item 6.  Executive compensation                                      10

Item 7.  Certain relationships and related transactions              10

Item 8.  Description of securities                                   10

PART II

Item 1.  Market price of and dividends on the registrant's
common equity and related
stockholder matters                                                  12

Item 2.  Legal proceedings                                           12

Item 3.  Changes in and disagreements with accountants               12

Item 4.  Recent sales of unregistered securities                     12

Item 5.  Indemnification of directors and officers                   14

PART F/S                                                            F-1

PART III

Item 1.  Index to exhibits                                           15


                           PART I
Item 1.             Description of Business
General
  Iowa  Industrial Technologies Inc. was incorporated  under the  laws of the State of Nevada on August 18, 1999, and  is in its early developmental and promotional stages.  To date,
Iowa Industrial Technologies' only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business
plan.    Iowa  Industrial  Technologies  has  not  commenced
commercial operations.  Iowa Industrial Technologies has  no
full   time  employees  and  owns  no  real  estate.    Iowa
Industrial  Technologies' business plan is to  market  high-
quality,    low-cost    vitamins,   minerals,    nutritional
supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients.
Acquisition of the License
  On   [date]August   20,  1999February   14,   2000,   Iowa
Industrial Technologies acquired entered into a subsub-license agreement with David R. Mortenson & Associates
("Mortenson    &    Associates")    for    rights    to    a
Vitamineralherb.com  license (the "license").   The  license
grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in the state of
Iowa via the Internet. Iowa Industrial Technologies acquired the license under the terms of a settlement agreement by and
between   Iowa  Industrial  Technologies  and  Mortenson   &
Associates, an affiliate of Vitamineralherb.com.   Mortenson
&   Associates   had  previously  granted  Iowa   Industrial
Technologies a license to distribute and produce  an  oxygen
enriched   water   product,   called   "Biocatalyst,"    for
remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates
acquired  its  right  to  sublicense  Biocatalyst  to   Iowa
Industrial  Technologies from NW  Technologies  Inc.   As  a
result  of  a  legal dispute between Mortenson & Associates'
principal,   David   R.  Mortenson,  and  NW   Technologies,
Mortenson & Associates lost its license for Biocatalyst from
NW Technologies and was unable to fulfill its obligations to
Iowa  Industrial Technologies under the license.   .   Under
the  terms of the settlement agreement, Vitamineralherb.com, an  affiliate  of  Mortenson & Associates, granted  to  Iowa
Industrial    Technologies   the   license   to   distribute
Vitamineralherb.com products in part for its  agreement  not to  pursue its claims against Mortenson & Associates.  David
R.  Mortenson is general partner of Mortenson &  Associates, and  is also the president, a director and a shareholder  of
Vitamineralherb.com.
The License
  Iowa Industrial Technologies has a three-year license to market and sell vitamins, minerals, nutritional supplements,
and   other   health   and  fitness  products   to   medical
professionals,  alternative  health  professionals,  martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund  raising programs and other similar types of  customers via the Internet for sale to their clients.  Iowa Industrial
Technologies' territory is the state of Iowa.   The  license
will   be   automatically  renewed  unless  Iowa  Industrial
Technologies  or Vitamineralherb.com gives the other  notice of its intent not to renew.
  Under the Vitaminerhalherb.com license, Iowa Industrial Technologies will attempt to distribute products through health and fitness professionals who may be interested in
selling   vitamins  and  nutritional  supplements  to   such
professionals' clients.  Iowa Industrial Technologies  hopes that the Vitamineralherb.com products will be attractive  to the professionals because they can custom-label the products with  the  professional's name, or custom-formulate products
specific  to  the needs of the professional's clients.   The
professional    will    place    its    orders    via    the
Vitamineralherb.com  website.   Under  the  terms   of   the
license,  the professionals are required to order a  minimum of 5,000 units of any custom-formulated product.
  Vitamineralherb.com   has  agreed   to   provide   certain
business   administrative  services   to   Iowa   Industrial
Technologies,    including   product   development,    store
inventory,  website creation and maintenance,  establishment
of   banking   liaisons   for  purposes   of   credit   card
transactions, and development and maintenance  of  an  order
fulfillment   system,  thereby  enabling   Iowa   Industrial
Technologies to focus strictly on marketing and sales. Some services, such as development of the website and the order fulfillment system will be provided by Vitamineralherb.com,
while   others,  such  as  product  development  and   store
inventory,  will  be  provided  by  the  product   supplier.
Vitamineralherb.com sets the price for products based on the
manufacturer's    price,   plus    a    mark    up,    which
Vitamineralherb.com and Iowa Industrial  Technologies  share equally.
  Iowa  Industrial Technologies and its customers will  also be  able  to  request quotes for and order custom-formulated
and   custom-labeled  products  via  the   website.    Three
different labeling options are available to customers:. First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or  health  professional may customize the labels by  adding its  name, address, and phone number to the standard  label.
In  most  cases, these labels would be a standardized  label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may
be   completely  customized  for  the  health   or   fitness
professional.
  When  a  fitness or health professional becomes a  client,
Iowa  Industrial Technologies'  salesperson  will  show  the
client  how  to  access  the Vitamineralherb  website.   The
client  is assigned an identification number that identifies it  by  territory, salesperson, and business name,  address, and other pertinent information. The health or fitness professional may then order the products it desires by
accessing   the  directly  through  the  Vitamineralherb.com
website, where the order form can be downloaded and products
can  be  ordered  by telephone, mail or  facsimile.   It  is
anticipated that tThe customer will can pay for the purchase with  a  by  credit card, electronic check  ("e-check"),  or
debit  card,  check,  money order  or  wire  transfer.   All
products will be shipped by the manufacturer directly to the professional or its clients.
  The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vitamineralherb.com's
Internet   clearing  bank.   The  Vitamineralherb   webmaster
downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order
and   electronic   payment   to  the   supplier.International
Formulation  and  Manufacturing.   Vitamineralherb.com   then
forwards the money due Iowa Industrial Technologies via electronic funds transfer, Vitamineralherb's software tracks all  sales through the customer's identification number,  and at month end, e-mails to Iowa Industrial Technologies and customer a detailed report including sales commissions. Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick Vitamineralherb.com first. Sales originating from the website to customers located in Iowa will automatically be assigned to Iowa Industrial Technologies.
  Vitamineralherb.com has granted distribution rights to 25 other entities for territories in 32 states and 6 Canadian provinces. Iowa Industrial Technologies has no plans to acquire the rights to distribute Vitamineralherb.com products in other territories.
Background on the Manufacturers and Distributor
  Vitamineralherb.com  has  two  suppliers:   Alta   Natural
Herbs & Supplements Ltd., and Gaia Garden Herbal Dispensary. Vitamineralherb.com entered into a Manufacturing Agreement on  July  18, 2001 with Alta Natural, a company incorporated on  August 18, 1993, in British Columbia, Canada and  listed on  the Canadian Stock Exchange (trading symbol "AHS").  The
Alta Natural product line includes over 100 herbal, organic products and food supplements.
  Vitamineralherb.com  also entered  into  an  agreement  on
July  5, 2001, with Gaia Garden, a company that manufactures and  distributes a full line of herbs, oils  and  ointments,
teas  and  vitamins, minerals and herbal supplements.   Gaia
Garden is located in Vancouver, British Columbia, Canada.
  On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International Formulation and Manufacturing, Inc., a nutraceuticals manufacturing firm,
located   in  San  Diego,  California,  USA.   International
Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative
health   products   for  various  marketing   organizations;
International Formulation and Manufacturing does  no  retail
marketing.   In  addition to a line  of  standard  products,
International   Formulation  and   Manufacturing   is   Both
suppliers  are able to manufacture custom- blended  products
for   customers,  and  to.   International  Formulation  and
Manufacturing  also has the capability to supply  privately-
labeled   products   for   Iowa   Industrial   Technologies'
customers at a minimal added cost.
  Vitamineralherb.com has just begun developing its  vitamin
marketing        and        distributorship        business.
Vitamineralherb.com's  website  is   fully   functional   at
www.vitamineralherb.com, and ready to receive and process orders from licensees or their clients. However, none of Vitamineralherb.com's licensees has begun operations or made
sales.   Vitamineralherb.com has had no sales  activity  and
received  no  revenues.  Vitamineralherb.com's officers  are
David   R.   Mortenson,  President,  and  John  T.   Buaska,
Secretary, Treasurer.
Implementation of Business Plan:  Milestones
  The   specific  steps  in  Iowa  Industrial  Technologies'
current  business plan are to conduct a survey to  determine its  core  target market from amongst the potential  clients
under  its   Vitamineralherb.com license,  involves  selling
Vitamineralherb.com  products  to  targeted   markets.    It
intends   to   employ  salespeople  to   call   on   medical
professionals,  alternative  health  professionals,  martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund  raising programs and other similar types of  customers to  interest these professionals in selling to their clients
what   Iowa  Industrial  Technologies'  believes  are  high-
quality,    low-cost    vitamins,   minerals,    nutritional
supplements  and  other health and fitness  products.   hire
commissioned sales staff, establish an office, advertise and begin making sales. These professionals would sell the products to their clients via the Internet. Iowa Industrial Technologies will achieve implementation of its business plan by meeting the following milestones:
                 Milestone  1:   Market  Survey.   Iowa
     Industrial   Technologies   intends   to   conduct
     research into the various potential target markets
     under  its  Vitamineralherb.com license, including
     medical    professionals,    alternative    health
     professionals,    martial   arts    studios    and
     instructors,  sports and fitness  trainers,  other
     health and fitness professionals, school and other
     fund raising programs and other similar types of customers, to determine its core target audience.
     The  market analysis research will likely  consist
     of   a   telephone  survey  to  100-200  potential
     clients,  focusing on three or four  of  the  core
     target  markets,  such  as  chiropractors,  health
     clubs,  and  alternative  medicine  practitioners.
     The  survey  would likely contain  questions  that
     would   determine  the  marketing   approach   and
     acceptability  of specific products.   The  survey
     would  take approximately four to six weeks.   The
     cost  of  the  survey is estimated to  range  from
     $10,000-$13,500.
     Milestone  21:  Hire Salespeople.  Iowa Industrial
     Technologies   will  engage   salespeople   or   a
     commission  sales  firm to market  the  productsto
     call  on  these professionals, who would  in  turn
     sell   the   products  to  their  clients.    Iowa
     Industrial Technologies expects that it  may  hire
     one  to  two  commissioned salespeople during  its
     first year of operation.  The hiring process would
     include   running  advertisements  in  the   local
     newspaper   and   conducting   interviews.    Iowa
     Industrial  Technologies  anticipates that  hiring
     the  salespeople may take four to eight weeks  and
     estimates  that  the cost of the salespeople,  not
     including compensation, will be $20,000.
     Milestone   32:    Establish  an   Office.    Iowa
     Industrial   Technologies  would  then   have   to
     establish an office or offices for the sales force
     in  the appropriate market or markets.  This would
     include an office, equipment such as computers and
     telephones,   and   sample   inventory   for   the
     salespeople.     Iowa   Industrial    Technologies
     anticipates that it may take eight to twelve weeks
     to  locate acceptable office space and select  and
     purchase equipment.  The expense of office rental,
     equipment and inventory samples is estimated to be
     $45,000 per year.
     Milestone    43:    Development   of   Advertising
     Campaign.   The next step would be to  develop  an
     advertising  campaign,  including  establishing  a
     list of prospects based on potential clients identified in the market survey, and designing and
     printing   sales   materials.    Iowa   Industrial
     Technologies  anticipates  that  it   would   take
     approximately six to ten weeks to develop the advertising campaign, although, depending on the
     availability   of   resources,   Iowa   Industrial
     Technologies   will   attempt   to   develop   its
     advertising     campaign     concurrently     with
     establishing  an office.  The cost  of  developing
     the campaign is estimated at approximately $12,000
     per year.
     Milestone   54.   Implementation  of   Advertising
     Campaign/Sales  Calls.   Implementation   of   the
     advertising campaign would begin with mailing  the
     sales   materials  to  the  identified   list   of
     prospects.    Approximately  two  to  four   weeks
     thereafter, the salespeople would begin  telephone
     follow  upsfollow-ups  and  scheduling  of   sales
     calls.   Although  it will be  necessary  to  make
     sales calls throughout the life of the company, it
     is  estimated that the first round of sales  calls
     will  take approximately eight to twelve weeks  to
     complete. The cost of salary and expenses for two salespeople is estimated at $248,000 per year.
     Milestone  65:  Achieve Revenues.  It is difficult
     to  quantify  how long it will take to  convert  a
     sales  call into actual sales and revenues.   Iowa
     Industrial  Technologies will not begin  receiving
     orders  until its sales force is able to  convince
     potential clients to begin offering such  products
     to their customers, or to convert from an existing
     supplier.  Iowa Industrial Technologies hopes that
     clients would begin placing orders within weeks of
     a  sales  call,  but  it may take  several  months
     before   people   begin  to   purchase   products.
     Moreover, customers may not be willing to pay  for
     products at the time they order, and may insist on
     buying  on  account, which would delay receipt  of
     revenues another month or two.
      Iowa Industrial Technologies will not be able  to
implement   these  milestones  until   it   can   raise
sufficient capital.  The Company will attempt to obtain
financing  through an offering or capital  contribution
by   current   shareholders   and/or   management.   No
commitments to provide additional funds have been  made
by  management or shareholders.  Accordingly, there can
be  no  assurance  that any additional  funds  will  be
available   on  terms  acceptable  to  Iowa  Industrial
Technologies or at all.
Industry Background
  The   Internet  has  become  an  increasingly  significant
medium   for   communication,  information   and   commerce.
According  to  NUA  Internet Surveys, as of  February  2000,
there   were  approximately  275.5  million  Internet  users
worldwide.   At  the IDC Internet Executive  Forum  held  on
September  28-29,  1999, IDC stated that  in  1999  US  $109
billion  in  purchases  involved the Internet.   IDC's  vice
president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five years to US
$1.3  trillion in 2003, with $842 million completed directly
over  the  world-wide  web.   Iowa  Industrial  Technologies
believes that this dramatic growth presents significant opportunities for online retailers.
  In  recent years, a growing awareness of vitamins,  herbs, and  other  dietary  supplements by the general  public  has created a whole new segment in the field of medicine and health care products. According to Jupiter Communications, online sales of such products are expected to be US $434
million in the year 2003, up from $1 million in 1998.   Iowa
Industrial Technologies believes that several factors are driving this growth, including a rapidly growing segment of the population that is concerned with aging and disease, a growing interest in preventative health care, favorable consumer attitudes toward alternative health products and a favorable regulatory statute, the Dietary Supplement Health and Education Act of 1994.
Competition
  The  electronic commerce industry is new, rapidly evolving and intensely competitive, and Iowa Industrial Technologies expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very  competitive  and  highly  fragmented,  with  no  clear
dominant   leader  and  increasing  public  and   commercial
attention.
  Iowa  Industrial Technologies' competitors can be  divided into several groups including:
  - traditional vitamins, supplements, minerals and alternative health products retailers;
  - the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;
  - online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;
  - independent online retailers specializing in vitamins, supplements, minerals and alternative health products;
  -      mail-order  and  catalog  retailers  of   vitamins,
     supplements, minerals and alternative health products, some of which have already developed online retail outlets; and
  - direct sales organizations, retail drugstore chains, health food store merchants, mass marketmass-market retail chains and various manufacturers of alternative health products.
  Many    of   Iowa   Industrial   Technologies'   potential
competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Iowa
Industrial  Technologies  has.   In  addition,   an   online
retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the
Internet    and   other   electronic   services   increases.
Competitors  have  and  may  continue  to  adopt  aggressive
pricing  or  inventory  availability  policies  and   devote
substantially   more  resources  to  website   and   systems
development   than   Iowa  Industrial   Technologies   does.
Increased   competition  may  result  in  reduced  operating
margins and loss of market share.
  Iowa Industrial Technologies believes that the principal competitive factors in its market are:
  -    ability to attract and retain customers;
  -    breadth of product selection;
  -    product pricing;
  -    ability to customize products and labeling;
  -    quality and responsiveness of customer service.
  Iowa  Industrial Technologies believes that it can compete
favorably   on  these  factors.   However,  Iowa  Industrial
Technologies will have no control over how successful its competitors are in addressing these factors. In addition, with little difficulty, Iowa Industrial Technologies' online competitors can duplicate many of the products or services offered on the Vitamineralherb.com site.
Iowa   Industrial  Technologies  believes  that  traditional
retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

  -      Lack   of  convenience  and  personalized  service.
     Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers with product advice tailored to their particular situation.
  - Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.
  -     Lack  of  Customer  Loyalty.   Although  the  larger
     traditional retailers often attract customers, many of these customers are only one-time users. People are often attractedive to the name brands, but find the products too expensive. It is understood that these are quality products and have value, but the multilevel structure of marketing often employed by large retailers mandate high prices.
  As a result of the foregoing limitations, Iowa Industrial Technologies believes there is significant unmet demand for an alternative shopping channel that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.
  Iowa Industrial Technologies hopes to attract and retain consumers through the following key attributes of its business:

  - Broad Expandable Product Assortment. Iowa Industrial Technologies' product selection is substantially larger than that offered by store-based retailers.
  - Low Product Prices. Product prices can be kept low due to volume purchases through Iowa Industrial Technologies' affiliation with Vitamineralherb.com and other licensees. Product prices will also be lower due to Iowa Industrial Technologies' lack of need of inventory and warehouse space. All products are shipped from the supplier's International Formulation and Manufacturing's inventory.
  - Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.
  - Access to Personalized Programs. Health or fitness professional can tailor vitamin and dietary supplement regimes to their clients.

Regulatory Environment
  The manufacturing, processing, formulating, packaging, labeling and advertising of the products Iowa Industrial Technologies sells may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.
   The   Food   and  Drug  Administration,  in   particular,
regulates   the  formulation,  manufacture,   labeling   and
distribution   of  foods,  including  dietary   supplements,
cosmetics and over-the- counter or homeopathic drugs. Under the Federal Food, Drug, and Cosmetic Act, the Food and Drug Administration may undertake enforcement actions against companies marketing unapproved drugs, or "adulterated" or "misbranded" products. The remedies available to the Food and Drug Administration include: criminal prosecution; an injunction to stop the sale of a company's products; seizure of products; adverse publicity; and "voluntary" recalls and labeling changes.
   Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed
manner   on  all  foods,  drugs,  dietary  supplements   and
cosmetics.   Specifically, the Food, Drug, and Cosmetic  Act
requires that food, including dietary supplements, drugs and cosmetics, not be "misbranded." A product may be deemed an unapproved drug and "misbranded" if it bears improper claims or improper labeling. The Food and Drug Administration has indicated that promotional statements made about dietary supplements on a company's website may constitute "labeling" for purposes of compliance with the provisions of the Food, Drug, and Cosmetic Act. A manufacturer or distributor of
dietary   supplements  must  notify  the   Food   and   Drug
Administration when it markets a product with labeling claims that the product has an effect on the structure or function of the body. Noncompliance with the Food, Drug, and Cosmetic Act, and recently enacted amendments to that Act discussed below, could result in enforcement action by the Food and Drug Administration.
   The  Food,  Drug,  and  Cosmetic  Act  has  been  amended
several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. The Dietary Supplement Health and Education Act created a new statutory framework governing the definition, regulation
and  labeling  of  dietary  supplements.   With  respect  to
definition, the Dietary Supplement Health and Education Act created a new class of dietary supplements, consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such
dietary   ingredients.    Generally,   under   the   Dietary
Supplement Health and Education Act, dietary ingredients that were on the market before October 15, 1994 may be sold
without  Food  and  Drug  Administration  pre-approval   and
without  notifying  the  Food and Drug  Administration.   In
contrast, a new dietary ingredient, i.e., one not on the market before October 15, 1994, requires proof that it has been used as an article of food without being chemically altered or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be
safe.    Retailers,   in  addition  to  dietary   supplement
manufacturers,  are  responsible  for  ensuring   that   the
products they market for sale comply with these regulations. Noncompliance could result in enforcement action by the Food and Drug Administration, an injunction prohibiting the sale of products deemed to be noncompliant, the seizure of such products and criminal prosecution.
   The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute "labeling" and thus be subject to regulation by the Food and Drug Administration. With respect to labeling, the Dietary Supplement Health and Education Act amends, for dietary supplements, the Nutrition Labeling and Education Act by providing that "statements of
nutritional     support,"    also     referred     to     as
"structure/function  claims,"  may  be   used   in   dietary
supplement labeling without Food and Drug Administration pre-
approval,  provided  certain requirements  are  met.   These
statements may describe how particular dietary ingredients affect the structure or function of the body, or the mechanism of action by which a dietary ingredient may affect body structure or function, but may not state a drug claim, i.e., a claim that a dietary supplement will diagnose,
mitigate,  treat,  cure or prevent  a  disease.   A  company
making a "statement of nutritional support" must possess substantiating evidence for the statement, disclose on the label that the Food and Drug Administration has not reviewed the statement and that the product is not intended for use for a disease and notify the Food and Drug Administration of the statement within 30 days after its initial use. It is possible that the statements presented in connection with
product   descriptions   on   Corporate   Development    and
Innovation's site may be determined by the Food and Drug Administration to be drug claims rather than acceptable statements of nutritional support. In addition, some of
Corporate   Development  and  Innovation's   suppliers   may
incorporate  objectionable  statements  directly  in   their
product names or on their products' labels, or otherwise fail to comply with applicable manufacturing, labeling and
registration    requirements   for    over-the-counter    or
homeopathic  drugs  or dietary supplements.   As  a  result,
Vitamineralherb.com   may  have  to   remove   objectionable
statements or products from its site or modify these statements, or product names or labels, in order to comply with Food and Drug Administration regulations. Such changes could interfere with Corporate Development and Innovation's
marketing   of  products  and  could  cause  us   to   incur
significant additional expenses.
   In addition, the Dietary Supplement Health and Education Act allows the dissemination of "third party literature" in connection with the sale of dietary supplements to consumers at retail if the publication meets statutory requirements. Under the Dietary Supplement Health and Education Act, "third party literature" may be distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted, a balanced view of available scientific information on the subject matter is presented and there is physical separation from dietary supplements in stores. The extent to which this provision may be used by online retailers is not yet clear, and Iowa Industrial Technologies cannot assure you that all pieces of "third party literature" that may be disseminated in connection with the products Iowa Industrial Technologies offers for sale will be determined to be lawful by the Food and Drug Administration. Any such failure could
render  the  involved  product  an  unapproved  drug  or   a
"misbranded"   product,   potentially   subjecting   us   to
enforcement action by the Food and Drug Administration, and could require the removal of the noncompliant literature from Vitamineralherb.com's website or the modification of Iowa Industrial Technologies' selling methods, interfering with Iowa Industrial Technologies' continued marketing of that product and causing us to incur significant additional expenses. Given the fact that the Dietary Supplement Health and Education Act was enacted only five years ago, the Food and Drug Administration's regulatory policy and enforcement positions on certain aspects of the new law are still
evolving.   Moreover, ongoing and future litigation  between
dietary   supplement  companies  and  the  Food   and   Drug
Administration   will  likely  further  refine   the   legal
interpretations  of  the  Dietary  Supplement   Health   and
Education  Act.   As  a  result, the  regulatory  status  of
certain types of dietary supplement products, as well as the nature and extent of permissible claims will remain unclear for the foreseeable future. Two areas in particular that pose potential regulatory risk are the limits on claims implying some benefit or relationship with a disease or related condition and the application of the physical separation  requirement  for  "third  party  literature"  as applied to Internet sales.
   In addition to the regulatory scheme under the Food, Drug and Cosmetic Act, the advertising and promotion of
dietary  supplements,  foods,  over-the-counter  drugs   and
cosmetics  is  subject  to scrutiny  by  the  Federal  Trade
Commission.   The  Federal  Trade Commission  Act  prohibits
"unfair or deceptive" advertising or marketing practices, and the Federal Trade Commission has pursued numerous food and dietary supplement manufacturers and retailers for deceptive advertising or failure to substantiate promotional claims, including, in many instances, claims made via the
Internet.   The Federal Trade Commission has  the  power  to
seek administrative or judicial relief prohibiting a wide variety of claims, to enjoin future advertising, to seek redress or restitution payments and to seek a consent order and seek monetary penalties for the violation of a consent
order.   In  general,  existing laws and  regulations  apply
fully to transactions and other activity on the Internet. The Federal Trade Commission is in the process of reviewing its policies regarding the applicability of its rules and its consumer protection guides to the Internet and other electronic media. The Federal Trade Commission has already undertaken a new monitoring and enforcement initiative,
"Operation  Cure-All,"  targeting  allegedly  bogus   health
claims  for products and treatments offered for sale on  the
Internet.   Many states impose their own labeling or  safety
requirements  that  differ from or add to  existing  federal requirements.
   Iowa Industrial Technologies cannot predict the nature of any future U.S. laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives, Iowa Industrial Technologies cannot assure you that the current statutory scheme and regulations applicable to dietary
supplements  will  remain less restrictive.   Further,  Iowa
Industrial  Technologies  cannot  assure  you  that,   under
existing laws and regulations, or if more stringent statutes are enacted, regulations are promulgated or enforcement policies are adopted, it is or will be in compliance with these existing or new statutes, regulations or enforcement policies without incurring material expenses or adjusting its business strategy. Any laws, regulations, enforcement policies, interpretations or applications applicable to Iowa
Industrial   Technologies'  business   could   require   the
reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of
reformulation,    additional   record   keeping,    expanded
documentation   of  the  properties  of  certain   products,
expanded or different labeling or scientific substantiation.
   Regulation of the Internet

  In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in Iowa Industrial Technologies' sales.
  Employees
  Iowa Industrial Technologies is a development stage com pany and currently has no employees. Iowa Industrial Technologies is currently managed by John Bauska, its sole officer and director. Iowa Industrial Technologies looks to Mr. Bauska for his entrepreneurial skills and talents. For a complete discussion of Mr. Bauska's experience, please see "Directors and Executive Officers." Management plans to use consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future. Iowa Industrial Technologies may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire stock in Iowa Industrial Technologies, which would dilute the ownership interest of holders of existing shares of its common stock.
Reports to Security Holders
  Iowa Industrial Technologies has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended. Following the effective date of this registration statement, Iowa Industrial Technologies will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended. Iowa Industrial Technologies will file annual, quarterly and other reports with the Securities and Exchange Commission. Iowa Industrial Technologies will also be subject to the proxy solicitation requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

Available Information
  Copies of this registration statement may be inspected, without charge, at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference room. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is located at http://www.sec.gov.
Item 2.Management's Discussion and Analysis or Plan of
Operation
  The following discussion and analysis of Iowa Industrial Technologies' financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.
  This registration statement contains forward-looking statements, the accuracy of which involve risks and uncertainties. Words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the potential markets for Vitamineralherb products. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Iowa Industrial Technologies' actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by Iowa Industrial Technologies described elsewhere in this registration statement. The following discussion and analysis should be read in conjunction with Iowa Industrial Technologies' financial statements and notes thereto and other financial information included elsewhere in this registration statement.
Plan of Operation
  During the period from August 18, 1999 (date of
inception) through March June 310, 2001, Iowa Industrial Technologies has engaged in no significant operations other than organizational activities, and acquisition of the rights to market Vitamineralherb products. No revenues were received by Iowa Industrial Technologies during this period.
  For the current fiscal year, Iowa Industrial Technologies anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, as amended, and expenses associated with setting up a company structure to begin implementing its business plan. Iowa Industrial Technologies anticipates that until these procedures are completed, it will not generate revenues, and may continue to operate at a loss thereafter, depending upon the performance of the business.
  Iowa Industrial Technologies' business plan is to begin marketing and selling Vitamineralherb products.
Liquidity and Capital Resources
  Iowa Industrial Technologies remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or shareholders' equity. Iowa Industrial Technologies currently has no assets. Organizational expenses of $4,822 were paid for by the initial shareholders and expensed to operations.
  Iowa Industrial Technologies expects to carry out its plan of business as discussed above. Iowa Industrial Technologies has no immediate expenses, other than the $4,822 of organizational expenses incurred and paid by the initial shareholders on behalf of Iowa Industrial Technologies. John Bauska will serve in his capacity as an officer and director of Iowa Industrial Technologies without compensation until a market is developed for the Vitamineralherb products.
  The specific steps in Iowa Industrial Technologies' business plan are to conduct research into the various potential target markets for selling Vitamineralherb.com products under its license in order to determine its core target audience, and then to hire commissioned sales staff, establish an office, develop an advertising campaign, and have the commissioned sales staff call on Iowa Industrial Technologies' clients to implement sales.
  As the first step of its business plan, Iowa Industrial Technologies plans, during the next six to twelve months, to conduct research into the various potential target markets under its Vitamineralherb.com license, including medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers, to determine its core target market. Iowa Industrial Technologies then plans to engage one or two commissioned salespeople to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products which are ordered via the Internet. Iowa Industrial Technologies expects to begin earning revenues shortly after a sales force is in place.
  Iowa Industrial Technologies' business plan is to sell Vitamineralherb.com products to targeted markets. It intends to employ sales people or a commission sales firm to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.
  Based primarily on discussions with the licensor, Iowa Industrial Technologies believes that during its first operational quarter, it will need a capital infusion of approximately $90,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two salespeople, and administrative expenses. In addition, Iowa Industrial Technologies will need approximately $260,000 in the event it determines that its market will not pay in advance and it will have to extend credit. These capital needs will exceed the funds available to Iowa Industrial Technologies, and Iowa Industrial Technologies will have to obtain additional financing through an offering or capital contributions by current shareholders and/or management.
  Iowa Industrial Technologies will need additional capital to carry out its business plan. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Iowa Industrial Technologies or at all. Iowa Industrial Technologies has no commitments for capital expenditures. In the process of carrying out its business plan, Iowa Industrial Technologies may determine that it cannot raise sufficient capital to support the vitamin distribution business on acceptable terms, or at all. Iowa Industrial Technologies' board of directors has a fiduciary duty to act in the best interests of the corporation and its shareholders. The board of directors may decide that it is in the best interests of the corporation and its shareholders to liquidate the business, enter into a new line of business or engage in a business combination with another business.
  In addition, Iowa Industrial Technologies may engage in a combination with another business. Iowa Industrial Technologies cannot predict the extent to which its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any)  of  the  business  entity with which  Iowa  Industrial
Technologies   may  eventually  combine.   Iowa   Industrial
Technologies has engaged in no discussions concerning potential business combinations, and has not entered into any agreement for such a combination.
  Iowa Industrial Technologies will need additional capital to carry out its business plan or to engage in a combination with another business. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Iowa Industrial Technologies or at all. Iowa Industrial Technologies has no commitments for capital expenditures.
  Risk Factor
     If Iowa Industrial Technologies is unable to succeed with its business plan, it may be considered a blank check company, which would restrict resales of its stock. If it enters into a new line of business or business combination, the SEC could subject Iowa Industrial Technologies to an enforcement inquiry, which would cripple Iowa Industrial Technologies and render shareholders' investments worthless

     During the registration process, the SEC advised Iowa Industrial Technologies that it believed Iowa Industrial Technologies is a blank check company because its proposed plan of business was commensurate in scope with the uncertainty ordinarily associated with a "blank check" company. A "blank check company" is subject to Rule 419 of the Securities Act. Pursuant to Rule 419, all funds raised by and securities issued in connection with a public offering by a blank check company must be held in escrow, and any such securities may not be transferred. In addition, the SEC has concluded that promoters or affiliates of blank check companies and their transferees would act as underwriters when reselling the securities. As such, the securities can only be resold through a registered offering; Rule 144 would not be available for resale of the stock. Many states have also enacted statutes, rules and regulations limiting the sale of securities of blank check companies within their respective jurisdictions. As a result, Iowa Industrial Technologies would have great difficulty raising additional capital. In addition, there would be a limited public market, if any, for resale of the shares of Iowa Industrial Technologies and common stock issued in this offering.

     Moreover, if Iowa Industrial Technologies does not succeed with its business plan and enters into a new line of business or a business combination in circumstances unsatisfactory to the SEC, the SEC may conclude that Iowa Industrial Technologies never intended to market vitamins, minerals, supplements, and other health and fitness products, and initiate an enforcement inquiry, which would effectively put Iowa Industrial Technologies out of business due to its thin capitalization. Investors would likely lose their entire investments.

Item 3.             Description of Property
  Iowa Industrial Technologies currently maintains limited office space at 2400 Lop 35, #1502, Alvin, Texas 77512, for which it pays no rent. Its phone number is (281) 331-5580.
Iowa  Industrial Technologies does not believe that it  will need to obtain additional office space at any time in the foreseeable future until its business plan is more fully implemented.
Item 4.                       Security Ownership of Certain
Beneficial Owners and Management
  The following table sets forth, as of June 15January 15, 20021, Iowa Industrial Technologies' outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record,
or   was  known  by  Iowa  Industrial  Technologies  to  own
beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a
group.   Each  person has sole voting and  investment  power
with respect to the shares shown. On June 15, January 15, 20021, there were 4,500,000 shares of common stock issued and outstanding.
                                  Number of         Percentage of
  Name                           Shares Held         Shares Owned
  J. P. Beehner                  1,250,000                28%
  P.O. Box 2370
  Alvin, Texas 77512

  Dorothy A. Mortenson           1,250,000                28%
  P.O. Box 5034
  Alvin, Texas 77512

  John T. Bauska                         0                 0%
  610 9th Street E
  Kalispell, Montana 59901-5027

  ALL EXECUTIVE OFFICERS AND
  DIRECTORS AS A GROUP (1 person)        0                 0%

Item 5.   Directors, Executive Officers, Promoters and Control Persons

  The following table sets forth the name, age and position of each director and executive officer of Iowa Industrial
Technologies Inc.

  Name                       Age        Position
 John T. Bauska              50         President, Secretary, Treasurer
                                        and sole Director

   John T. Bauska, COO and Director - Mr. Bauska brings a wealth of knowledge from over 30 years of experience with a number of successful agencies and businesses. He has been involved in developing oil and mineral companies, labor relations, real estate management, telecommunications, investment banking, and financial consulting. Mr. Bauska has both owned and managed firms in Alaska, Europe, South America, the Middle East, Africa and the United States. In Alaska he was the Assistant Business Manager and Negotiator for the Alaskan Pipeline and negotiated many of the agreements still in effect today. Mr. Bauska attended colleges in Montana, Washington and Alaska, majoring in Business Management and Labor Relations.

Item 6.              Executive Compensation
  No officer or director has received any remuneration for Iowa Industrial Technologies. Although there is no current plan in existence, it is possible that Iowa Industrial Technologies will adopt a plan to pay or accrue compensation to its officer and director for services related to the implementation of Iowa Industrial Technologies' business plan. Iowa Industrial Technologies has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its director or officer, but the Board of Directors may recommend adoption of one or more such programs in the future. Iowa Industrial Technologies has no employment contract or compensatory plan or arrangement with any executive officer of Iowa Industrial Technologies The director currently does not receive any cash compensation from Iowa Industrial Technologies for his service as a member of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted. See "Certain Relationships and Related Transactions."

Item 7.Certain Relationships and Related Transactions
  No director, executive officer or nominee for election as a director of Iowa Industrial Technologies, and no owner of five percent or more of Iowa Industrial Technologies' outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount received exceeds $60,000.

Item 8.           Description of Securities
Common Stock
  Iowa Industrial Technologies' Articles of Incorporation authorize the issuance of 25,000,000 shares, par value $0.001 per share, of common stock. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.
  Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of Iowa Industrial Technologies, holders are entitled to receive, ratably, the net assets of the company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Iowa Industrial Technologies' common stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent
  Iowa Industrial Technologies is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the company's securities. Should Iowa Industrial Technologies' securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

                           PART II
Item 1.Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
  No established public trading market exists for Iowa Industrial Technologies' securities. Iowa Industrial Technologies has no common equity subject to outstanding purchase options or warrants. Iowa Industrial Technologies has no securities convertible into its common equity. There is no common equity that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or that Iowa Industrial Technologies has agreed to register under the Securities Act of 1933, as amended, for sale by shareholders.
Item 2.  Legal Proceedings
  Iowa  Industrial  Technologies  is  not  a  party  to  any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the officer and director knows of no legal proceedings against Iowa Industrial Technologies or its property contemplated by any governmental authority.
  No director, officer, or affiliate of Iowa Industrial Technologies and no owner of record or beneficial owner of more than 5% of the securities of Iowa Industrial Technologies', or any associate of any such director, officer or security holder, is a party adverse to the company or has a material interest adverse to the company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants
  None.

Item 4.  Recent Sales of Unregistered Securities

Name of            Date of                  Purchase   Price per
Shareholder        Purchase     Shares       Price       Share
J.P. Beehner         8/20/99 1 1,250,000     $1,250.00     $0.001
Dorothy A. Mortenson 8/20/99 1 1,250,000     $1,250.00     $0.001
David R. Mortenson   8/20/99 2   200,000       $200.00     $0.001
Joshua J. Mortenson  8/20/99 2   200,000       $200.00     $0.001
Joshua Daniel
Smetzer              8/20/99 2   200,000       $200.00     $0.001
Don Lawson Kerster   8/20/99 2   200,000       $200.00     $0.001
Marie M. Charles     8/20/99 2   200,000       $200.00     $0.001
Roy Donovan
Hinton Jr.           8/20/99 2   200,000       $200.00     $0.001
Eberhard Mueller     8/20/99 2   200,000       $200.00     $0.001
Rick Wilson          8/20/99 2   200,000       $200.00     $0.001
George R. Quan       8/20/99 2   200,000       $200.00     $0.001
David Young          8/20/99 2   200,000       $200.00     $0.001

1.Issued in consideration of pre-incorporation services and
  expenses, valued at $2,500.
2.Issued in consideration of the transfer of Iowa
  Industrial Technologies'  main asset, valued at $2,000.

  Each of the sales listed above was made for cash , services or in exchange for Iowa Industrial Technologies' principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by
Section 4(2) of the Securities Act of 1933, as amended. Iowa Industrial Technologies had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. A separate filing of a Form D has been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.
  On August 20, 1999, Iowa Industrial Technologies' issued 2,500,000 shares of common stock to two shareholders in satisfaction of certain organizational costs (approximately $2500) and activities performed by the shareholders. The issuance of the shares were exempt from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933, as amended, due to the shareholders being Iowa Industrial Technologies' founders and serving as its initial management, and the limited number of investors
(two).
  On August 20 1999, Iowa Industrial Technologies issued a total of 2,000,000 shares of common stock to ten shareholders, one of whom was the general partner, and nine of whom were investor participants in the licensor of Iowa Industrial Technologies' Biocatalyst rights. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933, as amended. Iowa Industrial Technologies' shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. If the exemption under Rule 504 of Regulation D is not available, Iowa Industrial Technologies believes that the issuance was also exempt under Rule 506 of Regulation D and section 3(b) and 4(2) under the Securities Act of 1933, as amended, due to the limited manner of the offering, promptly filing notices of sale, and limiting the issuance of shares to a small number of accredited investors (ten).
  On February 15, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200 each for their shares. The purchasers represented and warranted to the sellers that the purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended. These were sales between private individuals.

Item 5. Indemnification of Directors and Officers
  The Articles of Incorporation and the By-laws of Iowa Industrial Technologies provide that the company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Iowa Industrial Technologies' best interest and is a party by reason of his status as an officer or director, absent a finding of negligence of misconduct in the performance of a duty.
                          PART F/S

                                                    Index

 Independent Auditors' Report........................ 20

 Balance Sheet........................................21

 Statement of Operations..............................22

 Statement of Stockholder's Equity....................23

 Statement of Cash Flows..............................24

 Notes to the Financial Statements....................25




                 Ron Lambrecht,C.P.A.,L.L.C.
                 Certified Public Accountant
                     610 9th Street East
                  Kalispell, Montana  59901
                       (406) 752-5533


INDEPENDENT AUDITORS' REPORT

To the Board of Directors--Iowa Industrial Technologies
  Inc.(A Development Stage Company)
P. O. Box 5034
Alvin,Texas.  77512-5034

I have audited the accompanying Balance Sheet of Iowa Industrial Technologies Inc. ( A Development Stage Enterprise) as of June 30, 2001 and 2000 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period August 18,1999 (Inception) through June 30 ,2001. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.
My audit was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iowa Industrial Technologies Inc (A Development Stage Enterprise) as of June 30 ,2001, 2000 and the results of its operations and changes in its cash flows for the period from August 18,1999 (Inception) through June 30 ,2001 in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ron Lambrecht, C.P.A.
January 30, 2002







              IOWA INDUSTRIAL TECHNOLOGIES INC.
              (A DEVELOPMENT STAGE ENTERPRISE)
                        BALANCE SHEET

ASSETS

                        June 30,                  June 30,
                           2001                      2000
Current Assets
      Cash                 0                           0

Total Current Assets       0                           0


Other Assets
      License Rights (Note 1,11 and 111)
                           777                         1444

Total Other Assets         777                         1444

Total Assets               777                         1444


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts Payable       1,775                       1275

Stockholders' Equity:
    Common Stock, $0.001 Par Value; 25,000,000 Shares
    Authorized. 4,500,000 Shares Issued and Outstanding
                           4,500                       4500

   (Deficit) Accumulated During the Development Stage
                          (5,498)                     (4331)

Total Stockholders' Equity (Deficit)
                          (998)                        168


Total Liabilities And Stockholders' Equity
                           777                         1444



The accompanying notes are an integral part of the financial statements.


              IOWA INDUSTRIAL TECHNOLOGIES INC.
              (A DEVELOPMENT STAGE ENTERPRISE)
                   STATEMENT OF OPERATION



                              Accumulated      Twelve   From August 18,1999
                              From August      Months   (date inception) to
                              18,1999          ended     June 30,2000
                              (date inception) June 30,
                              to June 30,2001  2001


REVENUES                       $      0         $ 0              $  0


Operating Expenses

    Legal Fees                    3,365           -             3,365
    License Written-Off           1,223         667               556
    Taxes & Fees                    320                           320
    Office                           90                            90
    Web Site Maint                  500         500

Total Operating Expenses          5,498        1167             4,331

Net (Loss) for the Period       $(5,498)     $(1167)          $(4,331)

Net (Loss) per Share                         $(0.01)           $(0.01)



Weighted Average Number of
Common Shares Outstanding
                                            4,500,000         4,500,000




The accompanying notes are an integral part of the financial statements.


              IOWA INDUSTRIAL TECHNOLOGIES INC.
              (A DEVELOPMENT STAGE ENTERPRISE)

         STATEMENT OF STOCKHOLDERS; EQUITY (DEFICIT)
                FOR THE PERIOD AUGUST 18,1999
                    THROUGH JUNE 30 ,2001


                                                                  (Deficit)
                                                                  Accumulated
                             Common       Common    Additional    During the    Total
                             Stock        Stock     Paid-in       Development   Stockholders'
                             Number of    Amount    Capital       Stage         Equity

August 20,1999
Issuance of
Common Stock for
Expense Reimbursement        2500000      2500      0             0             2500

Issuance of Common
Stock for License
August 20,1999               2000000      2000      0             0             2000

Deficit for the
Period From
August 18,1999
(Inception)
Through  June
30,2001                      0            0         0             ($5,498)      ($5,498)


Balance June 30,
2001                         4500000      4500      0             ($5,498)      ($998)




The accompanying notes are an integral part of the financial  statements.

              IOWA INDUSTRIAL TECHNOLOGIES INC.
              (A Development Stage Enterprise)
                   STATEMENT OF CASH FLOWS




                                 Accumulated From
                                 August 18, 1999    Twelve Months    From August 18,
                                 (date inception)   ended            1999 (date inception)
                                 to June 30, 2001   June 30,2001     to June 30,2000

CASH FLOWS TO OPERATING
ACTIVITIES


         NET LOSS                (5,498)             (1,167)         (4,331)
          NON CASH ITEMS

EXPENSES NOT PAID WITH CASH       2,500               2,500
  ACCOUNTS PAYABLE                1,775                 500           1,275
  AMORTIZATION OF LICENSE         1,223                 667             556

Net Cash Used by
Operating Activities              -                   -               -

Cash  Flows from
Financing Activities              -                   -               -

Net Cash Provided by
Financing Activities              -                   -               -

Cash Flows from
Investing Activities              -                   -               -

Net Cash Provided by
Investing Activities              -                   -               -

Change in Cash
  Cash-beginning of Period        -                   -               -
  Cash-end of Period              -                   -               -

Non-Cash Financing Activities

A total of  2,500,000 shares
were issued at a fair market
value of $.001 per share for
organizational expenses           2,500                               2,500

A total of 2,000,000 shares
were issued at a fair market
value of $.001 per share for the
acquisition of License  (note 3)  2,000                               2,000

Total                             4,500                               4,500



The accompanying notes are an integral part of the financial statements.

              IOWA INDUSTRIAL TECHNOLOGIES INC.
              (A Development Stage Enterprise)

                NOTES TO FINANCIAL STATEMENTS
                        JUNE 30 ,2001


NOTE 1-ORGANIZATION AND HISTORY, DEVELOPMENT STAGE COMPANY


Iowa Industrial Technologies Inc. herein (the "Company") was incorporated in the State of Nevada on August 18,1999. The Company acquired a sublicense to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products in the State of Iowa and the following counties located in the State of Illinois: Jo Davies, Stevenson, Windbag, Rock Island and Henry. The grantor of the license offers these products for sale from various suppliers on the Vitamineralherb.com web site. See
Note IV regarding related party transactions. This replaces a previous sublicense (Note 111), which was granted to the Company in August 1999. The replacement license is reflected on the Balance Sheet.

The Company is in its development stage. In a development stage company, management devotes most of its activities to developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.


NOTE 11-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Year End
     The Company's fiscal year end is June 30.


(b) Accounting Method
     The Company records income and expenses on the accrual method.


(c) Cash and Cash Equivalents
     The Company considers all highly liquid instruments with a maturity of three months or less at the time of the issuance to be cash equivalents.

(d) Use of  Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.
     Actual results could differ from those estimates.

(e) Licenses
     Costs to acquire the licenses are capitalized as incurred. These costs will be amortized on a straight-line basis over their remaining useful lives. The license has a three-year life. The carrying value of the license is evaluated in each reporting period to determine if there were events or circumstances, which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses, including assessing the Company's ability to bring the commercial applications to market, related profitability projections, and undiscounted cash flows relating to each application, which necessarily involves significant management judgement.


NOTE 111-LICENSES

(a) On August 20,1999 the Company acquired a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. This license was acquired from David R. Mortenson & Associates (Note IV). In consideration, the Company issued 2,000,000 shares of Common Stock with a par value of $.001 per share or two thousand dollars ($2,000). David R. Mortenson & Associates ( Note IV) acquired its right to sublicense "Biocatalyst" to the Company from NW Technologies Inc. As a result of a legal dispute between David R. Mortenson & Associates and NW Technologies, David R.Mortenson & Associates lost its license for "Biocatalyst," and was unable to fulfill its obligatons to the Company. Under the terms of a sublicense agreement dated February 14, 2000, David R. Mortenson & Associates, granted to the Company the rights to market and distribute Vitamineralherb.com products in a defined territory in exchange for the Company agreeing not to pursue its claims against David R.Mortenson & Associates for breaching its Biocatalyst sublicense agreement with the Company. The cost of the Vitamineralherb.com license is reflected on the Balance Sheet.

(b) The Company was granted rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Vitamineralherb.com web site in the State of Iowa and the following counties located in the State of Illinois: Jo Davies, Stevenson, Winnebago, Rock Island and Henry. The Company desires to market these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers. These rights to an Internet marketing system were granted by Vitamineralherb.com Corp to David R. Mortenson & Associates ( See Note IV). The sublicense agreement shall continue for a term of three (3) years and will be automatically renewed unless the Company or David R. Mortenson & Associates gives
the other notice not to renew.   The minimum order quantity
of 100 bottles per formulation for standard products, shall have minimum purchase quantities of 5,000 units. All purchases are to be made through the web site, and payments shall be made by credit card or other approved method of payment, such as electronic funds transfer or debit card. Vitamineralherb.com Corp shall retain a 10% override on all sales made through the web site by the Company. Vitamineralherb.com also agrees to provide certain business administrative services to the Company, including product development, store inventory, website creation and maintenance . The Company must pay an annual fee of $500 for maintenance of Vitamineralherb.com's web site commencing on the anniversary date of the sublicense agreement executed on February 14,2000.


NOTE IV-RELATED PARTY TRANSACTIONS

Jimmy Beehner, a former Director and President of the Company, and Dorothy Mortenson, a former Director and Secretary and Treasurer of the Company each purchased
1,250,000 shares of the common stock at a price of $0.001 per share for an aggregate price of $2,500 on August
20,1999. Dorothy Mortenson's husband is David R. Mortenson, who is general partner of David R. Mortenson & Associates, which is the grantor of the Vitamineralherb.com sublicense with the Company, and the President, a Director and a shareholder of Vitamineralherb.com.


                          PART III
Item 1. Index to Exhibits

Exhibit No.    Description
  2.1*    Articles of Incorporation
  2.2*    Bylaws
  4.1*    Specimen Common Stock Certificate
  10.1    License Agreement
  10.2    Vitamineralherb.com License
  23.1    Consent of Independent Auditors
          _________
* Previously filed




                     LICENSE  AGREEMENT

THIS LICENSE AGREEMENT ("Agreement") is made and effective as of February 14, 2000 by and between David R. Mortenson &
Associates, a Texas general partnership ("DRM"), and Iowa
Industrial Technologies  Inc., a Nevada corporation
("Licensee"), with reference to the following facts:

A. On August 20, 1999, DRM and Licensee entered into an agreement granting Licensee certain rights for the use of DRM's oxygen-enriched water product (the "Water Rights"). In consideration therefor, Licensee issued DRM 2,000,000 shares of Licensee's common stock (the "Shares"). Subsequent to the grant of the Water Rights, the underlying contract granting DRM the rights to the technology to produce the oxygen-enriched water came into dispute. In order to enable Licensee to conduct a business and to preserve the value of the Shares, DRM desires to grant additional rights to Licensee which are not in dispute.

B. DRM is the holder of certain rights to an Internet marketing system for vitamins, minerals, nutritional supplements, and other health and fitness products (the "Products") pursuant to an agreement between Vitamineralherb.com Corp. ("Vita"), a Nevada corporation, appended hereto as Exhibit C, which rights include the right to grant licenses for use of the system in various territories.

C. Licensee desires to market the Products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers ("Customer(s)") in the Territory, as hereinafter defined. Customers will be able to buy the Products on a continuing basis through Vita's Web Site.

NOW THEREFORE, in consideration of the mutual promises, warranties and covenants herein contained, the parties hereby agree as follows:

1. Scope of Agreement. This Agreement shall govern all Products sold through Vita's Web Site to any of Licensee's customers ("Customer(s)"). Exhibit A contains detailed information regarding specifications, quality control, pricing and other terms relating to the Product(s) to be ordered through Vita's Web Site. The parties agree that Exhibit A will be amended from time to time to include similar information with respect to any future orders of the same product or orders of future Product(s) ordered through Vita by DRM or by Sub-licensee(s) or Customers. Pricing may be amended from time to time on the Web Site. The price posted on the Web Site at the time of order shall prevail. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THIS AGREEMENT AND ANY PURCHASE ORDER SUBMITTED BY CUSTOMER, THE TERMS OF THIS AGREEMENT WILL CONTROL.

2. Grant of License; Territory. Territory shall be the state of Iowa and the following counties located in the state of Illinois: Jo Davies, Stevenson, Winnebago, Rock Island and Henry. DRM grants to Licensee the exclusive rights to market the Products in the Territory through the Web Site.

3. Manufacture of Products. All Products marketed through Vita's Web Site shall be manufactured, packaged, prepared, and shipped in accordance with the specifications and requirements described on Exhibit A hereto as it may be modified from time to time. Quality control standards relating to the Product's weight, color, consistency, micro-biological content, labeling and packaging are also set forth on Exhibit A. In the event that Exhibit A is incomplete, Products shall be manufactured and shipped in accordance with industry standards.

4. Labeling; Packaging. Products shall be labeled with Standard Labels, except for Private Label Products, as described herein. Standard labels shall contain all information necessary to conform to regulatory and industry requirements.

5. Private Label Products. Vitamins, minerals, herbs, and nutritional supplement products may be available for sale with labels customized for Customer ("Private Label Products"). DRM shall cause supplier to affix labels to the Private Label Products which have been furnished by Customer which are consistent with supplier's labeling equipment and meet all federal and/or state labeling requirements for the Private Label Product(s) ordered. Pricing for Private Label Products shall be as determined by supplier and posted on the Web Site at the time of order.

6. Shipping. Shipping shall be by UPS ground unless Customer requests and pays for overnight shipping by UPS. Shipping and handling fees for overnight shipping will be posted on the Web Site. The price shall be the price posted on the Web Site at the time of order. All orders from supplier's stock shall be shipped within seventy-two (72) hours of receipt of order. Items not in stock ("back orders") shall be shipped on a timely basis, but not later than four to six weeks from time of order.

7. Products and Pricing. The initial pricing for the Product(s) is set forth on Exhibit A and may be amended from time to time, and such amendments will be posted on the Web Site. Terms are payment by credit card or electronic funds transfer at time of purchase.
8. Minimum Order Quantities for Vitamin, Mineral, and/or Nutritional Supplements. The minimum order quantity is 100 bottles per formulation for standard Products. Customer Formulas, as defined herein, shall have minimum purchase quantities of 5,000 units.

9. Web Site Maintenance; Fees. Vita will maintain Vita's Web Site (the "Web Site"). The Web Site shall post current prices for all Products. Customers will be able to obtain unique identification codes ("Userid(s)") and select passwords on the Web Site.
     The Web Site will be operated in a manner that ensures secure Internet financial transactions. Licensee shall pay Vita a maintenance fee of $500 yearly, beginning on the anniversary date of this Agreement, for maintenance of the Web Site.

10. Orders. All Products shall be ordered through the Web Site. In jurisdictions in which sales tax would be collected on retail sales of hte Products, Licensee shall ensure that each Customer provides a sales tax ID number for exemption from sales tax. Licensee shall assist its Customer to register on the Web Site. Each Customer shall be issued a Userid and shall select a password upon registration. Upon ordering, Customer must pay for Product by credit card, debit card, or by electronic funds transfer ("e-check") and all funds will be remitted to Vita. Upon receipt of order, Vita will email the supplier to purchase the Product(s) ordered. Supplier will drop-ship the order directly to customer in accordance with Section 7, "Shipping."

11.  Override; Payment to Licensee.  Licensee agrees that
     Vita shall retain a 10% override on gross sales made
     through the Web Site by Licensee.  Vita agrees to pay
     supplier for the Product purchased upon receipt of
     cleared funds. Vita will retain its override and will
     remit the balance to Licensee by the tenth day of the
     month following sales. Vita  further agrees to provide
     Licensee with a Monthly Sales Report of all sales made
     by Licensee through the Web Site detailing the
     purchases from each Customer.   Vita will e-mail the
     Monthly Sales Report to Licensee by the tenth day of the month following such sales.

12. Warranties and Indemnification. DRM warrants that all Products, including Joint Formula Products but not including Customer Formula Products, shall be fit for the purpose for which produced and shall be in full and complete compliance with all local, state, and federal laws applicable thereto. DRM warrants that all Custom Products shall be manufactured in accordance with Customer's specifications. DRM warrants that all non-Private Label Products shall be correctly and accurately described on each label affixed thereto, and that all labeling affixed thereto shall be in full and complete compliance with all local, state, and federal laws applicable thereto. DRM warrants, covenants and certifies that its supplier(s)' manufacturing facilities comply with applicable federal, state, city, county, and municipal laws, rules, regulations, ordinances, and codes in all material respects. DRM hereby agrees to indemnify, hold harmless and defend Licensee, its Customers, Buyers, affiliates, directors, officers, agents and representatives from and against any loss, claim, and expense (including attorneys fees and costs, and costs of a recall of Product) incurred or suffered as a consequence of DRM's breach of its product warranties as set forth herein.

13.  Nature of Relationship.  (a)   This Agreement does not
     constitute nor empower the Licensee as the agent or legal representative of the DRM for any purpose whatsoever. Licensee is and will continue to be an independent contractor.

          (b) The arrangement created by this Agreement is not, and is not intended to be, a franchise or business opportunity under the United States' Federal Trade Commission Rule: Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures and is not a franchise, business opportunity or seller assisted marketing plan or similar arrangement under any other federal, state, local or foreign law, rule or regulation.

          (c) Licensee is not prohibited by this Agreement from pursuing other business opportunities or other employment.

14.  Rights in Formulas.

     (a)  Customer Formulas. Any formula provided
          exclusively by Licensee's Customer shall be owned by Customer ("Customer Formula"), provided that such Customer Formula does not substantially duplicate an existing Vita formula. Vita agrees not to sell products to other customers using any Customer Formula during the period in which Customer is ordering products containing the formula and for so long as Customer continues to purchase products containing the Customer Formula.

     (c) Joint Formulas. If Vita and Customer jointly create a formula ("Joint
                 Formula"), such Joint Formula will be
     jointly owned by the parties. Vita agrees not to sell products to other customers using the Joint Formula during the period in which Customer is ordering products containing the Joint Formula from Vita without written permission from Customer. In the event that Customer fails to order a specific Joint Formula
     Product for a period of 3 months, Vita shall be free to sell products containing the Joint Formula to other customers.

15. Term of Agreement; Breach of Agreement. This Agreement shall continue for three (3) years, and shall be automatically renewed unless one of the parties provides written notice of termination to the other party ninety (90) days prior to the end of the term. Licensee may terminate this Agreement for any reason at any time upon ninety (90) days written notice to DRM. In the event of a material breach of this Agreement, the non-breaching party may provide written notice of breach. Upon notice from the non-breaching party, the breaching party shall have fourteen (14) days to cure the breach, after which period, if not cured, the Agreement shall be automatically terminated. In no event shall Vita be required to accept or deliver product under any purchase order if Vita has not received the outstanding balance due on any previous purchase order in a timely manner. Failure to so perform shall not be deemed a breach of this Agreement by Vita.

16. Override; Payment to Licensee. All purchases shall be made through the Web Site, and payments shall be made by credit card or other approved method of payment, such as be electronic funds transfer or debit card. Licensee agrees that Vita shall retain a 10% override on all sales made through the Web Site by Licensee(s). Vita agrees to pay supplier for the Product purchased, retain Vita's override, and remit the balance to Licensee. Vita further agrees to provide Licensee with a Monthly Sales Report of all sales made by Licensee
     through the Web Site.   Vita will deliver the printed
     breakdown by the tenth day of the month following such sales.

17. Trade Secrets. Vita and DRM and Licensee(s) are the owners of certain products, technology, information, customer lists, services, processes, financial information, pending or prospective transactions/proposals, operating and marketing plans and procedures, designs, product formulas, specifications, manufacturing methods, ideas, prototypes, software, patent, trademark and copyright applications or registrations and other similar data relating to each party's business which data is not publicly known and derives economic value from not being publicly known (collectively "Trade Secrets"). Each party agrees that it will not use or disclose to third parties any Trade Secret it receives from the other, except as may be contemplated by this Agreement. Each party agrees that it will take all reasonable precautions to assure that no Trade Secret is conveyed to any officer, employee, agent, manufacturer or other third party who does not have a need to know such Trade Secret. The obligations created by this Section 10 shall survive the termination of this Agreement or any business relationship between the parties. Any Trade Secret contained in any writing will be returned to the other party promptly upon written request, together with any reproductions thereof.

18. Governing Law; Dispute Resolution. This Agreement shall be governed by Texas law in accordance with the Dispute
     Resolution Agreement attached hereto as Exhibit B.

19. Miscellaneous Provisions. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous agreements, oral or written. This Agreement may only be amended by a writing signed by both parties. This Agreement may not be assigned without the written consent of the other party; provided that this Agreement may be assigned without consent to an entity acquiring all or substantially all of the assets of either party. Any notice required or permitted to be given under this Agreement shall be in writing and sent by telecopy, personal delivery or certified mail, return receipt requested, as follows:

     If to Vitamineralherb.Com, Inc.:   Mr. J. P. Beehner
                              3030 FM 518 Apt 221
                              Pearland TX 77584-7817

     If to David R. Mortenson & Associates:  Mr. David R.
                                   Mortenson
                                   P. O. Box 5034
                                   Alvin TX 77512-5034
                                   Fax: (281)388-1047

If to Licensee:     Iowa Industrial Technologies  Inc.
                    P. O. Box 5034
                    Alvin TX 77512-5034
                    Fax: (281) 331-9442

     Notice shall be deemed effective upon receipt if made by confirmed telecopy, personal delivery or 48 hours after deposit in the United States mail with the required postage.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

IOWA INDUSTRIAL TECHNOLOGIES  INC.
a Nevada corporation


By:       /s/
       J. P. Beehner, President

DAVID R. MORTENSON & ASSOCIATES
a Texas General Partnership



By:       /s/
     David R. Mortenson, General Partner
                          EXHIBIT A
                   PRODUCT SPECIFICATIONS

     In the event of any inconsistency between the terms of Customer's purchase order and this Product Specification
Sheet, this Sheet and the terms of the Manufacturing
Agreement shall control.
Short Product Name: _____________________________
Exact Product Ingredients and Percentages:





Other Product Specifications:
Color: ___________ Tablet Type: ____________
Consistency:______________
Weight: _______ Bottle Size/Color:____________ Bottle Count:___________
Cotton Insert:____ Bottle Seal:____ Shrink Wrap Neck
Band:___ Silicon Pack:____
Micro-biological content: Customer to specify any
requirements, if none specified, product will be
manufactured to industry standards.
Labels: Labels and/or boxes to be provided by Customer
[identify any size] _________
Labels/Boxes to be Received by [date] _____ to ensure timely delivery
Master Pack/Wrapping/Palleting Requirements (if
any):_________________________
Ship to Address:
_________________________________________________
Order Quantity: (minimum 5,000 BOTTLES): ________
Price: _____________ FOB IFM's facility in San Diego, CA.
Delivery Dates(s): _______________________________________
Terms of Sale: 50% with submission of purchase order; 50% due upon completion of manufacturing, unless otherwise specified _________________________
Purchase Order Number: ________________
Date of Purchase Order: ________________



                          EXHIBIT B
                DISPUTE RESOLUTION AGREEMENT
     THIS DISPUTE RESOLUTION AGREEMENT ("Dispute Resolution Agreement") is entered into and effective as of January 3, 2000 by and between David R. Mortenson & Associates, a Texas general partnership, and Iowa Industrial Technologies Inc., a Nevada corporation.
1. INTENT OF PARTIES. The parties desire to establish a quick, final and binding out-of-court dispute resolution procedure to be followed in the unlikely event any dispute arising out of or related to the Manufacturing Agreement dated February 14, 2000 between the parties ("Agreement"). As used in this Dispute Resolution Agreement, the term "dispute" is used in its broadest and most inclusive sense and shall include, without limitation, any disagreement, controversy, claim, or cause of action between the parties arising out of, related to, or involving the Agreement or the transactions evidenced by the Agreement (collectively "Dispute").
2. NEGOTIATION. It is the intent of the parties that any Dispute be resolved informally and promptly through good faith negotiation between the parties. Therefore, in the event of a Dispute between the parties, the following will apply:
      A. Correspondence. Either party may initiate negotiation proceedings by writing a certified or registered letter, return receipt requested, to the other party referencing this Dispute Resolution Agreement, setting forth the particulars of the Dispute, the term(s) of the Agreement involved and a suggested resolution of the problem. The recipient of the letter must respond within ten (10) days after its receipt of the letter with an explanation and response to the proposed solution.
     B. Meeting. If correspondence does not resolve the Dispute, then the authors of the letters or their representatives shall meet on at least one occasion and attempt to resolve the matter. Such meeting shall occur not later than thirty (30) days from the parties' last correspondence. If the parties are unable to agree on the location of such a meeting, the meeting shall be held at DRM's corporate offices. Should this meeting not produce a resolution of the matter, then either party may request mandatory mediation (as provided below) by written notice to the other party.
3.   MEDIATION.
          A. There shall be a single mediator. If the parties cannot agree upon an acceptable mediator within ten (10) days of termination of the negotiation, each party shall select one mediator from a list of not less than five (5) mediators provided by the other party. These two mediators shall select a third mediator who shall serve as the sole mediator.
     B. Subject to the availability of the mediator, the mediation shall occur not more than thirty (30) days after the request for mediation. The mediation shall be held in Houston, Texas. The cost of mediation shall be borne equally by the parties. The mediation process shall continue until the Dispute (or any part thereof) is resolved or until such time as the mediator makes a finding that there is no possibility of resolution short of referring the parties to final and binding arbitration.
4. FINAL AND BINDING ARBITRATION. Should any Dispute (or part thereof) remain between the parties after completion of the negotiation and mediation process set forth above, such Dispute shall be submitted to final and binding arbitration in Houston, Texas. The arbitration shall be governed by the provisions of the laws of the State of Texas and the following provisions, which shall supersede the Texas Rules of Civil Procedure in the event of any inconsistency:
     A. Selection of Arbitrator(s). There shall be a single arbitrator, except in the case where the amount in dispute exceeds $100,000, in which case there shall be three arbitrators. If the parties cannot agree upon acceptable arbitrators(s) within ten (10) days of the termination of the mediation, each party shall select one arbitrator from a list of not less than five (5) arbitrators provided by the other party. These two arbitrators shall select a third arbitrator who shall serve as the sole arbitrator or the third arbitrator, as the case may be. The determination of a majority of the arbitrators or the sole arbitrator, as the case may be, shall be conclusive upon the parties and shall be non-appealable.
     B. Discovery. No discovery shall be permitted, absent a showing of good cause. Any discovery request should be reviewed with the knowledge that this dispute resolution process was mutually agreed upon and bargained for by the parties with the intent to provide a cost-effective and timely method of resolving disputes. Any discovery granted by the arbitrator should be limited to that necessary to protect the minimum due process rights of the parties.
     C. Equitable Remedies. Any party shall have the right to seek a temporary restraining order, preliminary or permanent injunction or writ of attachment, without waiving the negotiation, mediation and arbitration provision hereof. Any other form of equitable or provisional relief and all substantive matters relating to the Dispute shall be determined solely by the arbitrator(s).
     D. Attorney's Fees; Arbitration Costs. Each party may be represented by an attorney or other representative selected by the party. The costs of the arbitration shall be borne equally by the parties. Each party shall bear its own attorneys'/representatives' fees and costs; provided that if the arbitrator(s) find either party has acted in bad faith, the arbitrator(s) shall have discretion to award attorneys' fees to the other party.
E. Scope of Arbitration; Limitation on Powers of Arbitrator(s); Applicable Law. No party may raise new claims against the other party in the arbitration not raised in the mediation. The arbitrator shall have the power to resolve all Disputes between the parties. The arbitrator(s) shall not have the power to award treble, punitive or exemplary damages and the parties hereby waive their right to receive treble, punitive or exemplary damages, to the extent permitted by law. The arbitrator(s) shall only interpret and apply the terms and provision of the Agreement and shall not change any such terms or provisions or deprive either party of any right or remedy expressly or impliedly provided for in the Agreement. The arbitrator(s) shall apply the law of the State of Texas or federal law, in those instances in which federal law applies.
F. Designation of Witnesses/Exhibits; Duration of Arbitration Process; Written Decision. At least thirty (30) days before the arbitration is scheduled to commence, the parties shall exchange lists of witnesses and copies of all exhibits intended to be used in arbitration. The arbitration shall be completed within 90 days o fthe selection of the first arbitrator. The arbitrator(s) shall render a written decision, which contains findings of fact and conclusions of law, within 30 days of the conclusion of the arbitration and shall specify a time within which the award shall be performed. Judgment upon the award may be entered in any court of competent jurisdiction.

5.   MISCELLANEOUS
     A. Enforcement of Negotiation/Mediation Provisions. If a party demanding such compliance with this Agreement obtains a court order directing the other party to comply with this Dispute Resolution Agreement, the party demanding compliance shall be entitled to all of its reasonable attorneys' fees and costs in obtaining such order, regardless of which party ultimately prevails in the matter.
     B. Severability. Should any portion of this Dispute Resolution Agreement be found to be invalid or unenforceable such portion will be severed from this Dispute Resolution Agreement, and the remaining portions shall continue to be enforceable unless to do so would materially alter the effectiveness of this Dispute Resolution Agreement in achieving the stated intent of the parties.
     C. Confidentiality. The parties agree that they will not disclose to any third party that (1) they are engaged in the dispute resolution process described herein, (2) the fact of, nature or amount of any compromise resulting herefrom, or
          (3) the fact of, nature or amount of any arbitration award. This confidentiality obligation shall not extend to the party's employees, spouses, accountant, bankers, attorneys or insurers or in the event that disclosure is otherwise required by law.
D. Time to Initiate Claims. An aggrieved party must mail and the other party must receive the correspondence which initiates negotiation proceedings in connection with a Dispute as specified in Paragraph 2(A) (1) within one (1) year of the date the aggrieved party first has, or with the exercise of reasonable diligence should have had, knowledge of the event(s) giving rise to the Dispute (the "One Year Statute of Limitations"). No Dispute may be raised under this Dispute Resolution Agreement after the expiration of the One Year Statute of Limitations.
E. Entire Agreement. These dispute resolution provisions express the entire agreement of the parties and there are no other agreements, oral or written, concerning dispute resolution, except as provided herein. Any ambiguity in the provisions hereof shall not be construed against the drafter. This Dispute Resolution Agreement may only be modified in a writing signed by both parties.
F. Successors. This Dispute Resolution Agreement is binding upon and inures to the benefit of the parties, their agents, heirs, assigns, successors-in-interest, and any person, firm or organization acting for or through them.
G. Venue and Jurisdiction. Venue and exclusive jurisdiction for any action arising out of or related to this Dispute Resolution Agreement (including, but not limited to, equitable actions contemplated by Section 4 (C) and actions brought to enforce or interpret this Dispute Resolution Agreement) shall be in the state courts for the County of Harris, Texas or the federal court for the Southern District of Texas.
     H. Notice. Any notice or communication required to be given hereunder shall be in writing and shall be mailed via the United States Postal Service by Certified Mail or Registered Mail, Return Receipt Requested, or by Federal Express or other overnight courier which can document delivery, to the address of the party to be served as shown below (or such other address as the party shall from time to time notify). Such notice shall be deemed to have been served at the time when the same is received by the party being served.

          David R. Mortenson & Assoc.:  David R. Mortenson,
                                   Gen. Partner
                                   P. O. Box 5034
                                   Alvin, Texas 77512-5034
                                   Fax: 281-388-1047
                                   Phone: 281-331-5580

          Iowa Industrial Technologies  Inc.:     J. P.
                                        Beehner
                                        3030 FM 518 Apt 221
                                        Pearland, TX 77584-7817
                                        Fax:   281-331-9442
                                        Phone: 713-436-2787

     I.   Acknowledgment of Legal Effect of this Dispute
          Resolution Agreement. By signing this Dispute
          Resolution Agreement, the parties acknowledge that
          they are giving up any rights they may possess to
          have Disputes litigated in a court and are hereby
          waiving the right to a trial by jury. The parties
          further acknowledge that they are agreeing to a
          one year statute of limitations regarding all
          Disputes and that they are giving up their
          judicial rights to discovery and to appeal, unless
          such rights are specifically set forth above. The
          parties acknowledge that if they refuse to submit
          to the provisions of this Dispute Resolution
          Agreement they may be compelled to do so. The
          parties acknowledge that they have had the
          opportunity to consult counsel regarding the
          meaning and legal effect of this Dispute
          Resolution Agreement and enter into it knowingly
          and voluntarily.
     IN WITNESS WHEREOF, the parties have entered into this
Dispute Resolution Agreement as of the date first above
written.
Iowa Industrial Technologies Inc.     David R.Mortenson & Associates
a Nevada corporation                  a Texas General Partnership



By:  /s/ J.P. Beehner              By: By:   /s/ David R.Mortenson
Title:    President                     Title: General Partner



                         SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has dully caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this _19th___ day of February, 2002.


                      IOWA INDUSTRIAL TECHNOLOGIES INC.



                              By:        /s/
                                   John T. Bauska
                                   President, Secretary,
                                   Treasurer
                                   and Director